UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Engility Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29286C 107
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

Sebastian Tiller, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR 2006 Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Associates 2006 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(2)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(2)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR 2006 GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(3)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(3)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(4)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(4)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(5)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(6)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(6)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(7)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(7)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(8)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(8)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(8)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(9)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(9)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(9)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,920,892(10)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,920,892(10)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892(10)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(10)	Represents the aggregate number of shares of common stock of Engility Holdings, Inc. held by Birch Partners, LP. See Items 2 and 5 of this Statement on Schedule 13D.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on March 5, 2015, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2018 (as so amended, the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Engility Holdings, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 2 reflects, among other things, the conversion of KKR & Co. L.P., a Delaware limited partnership, into a Delaware corporation named KKR & Co. Inc., which became effective on July 1, 2018, pursuant to which KKR & Co. L.P. contributed all of its interests in two wholly-owned subsidiaries, KKR Group Holdings L.P. and KKR Group Limited, to a newly formed and wholly-owned subsidiary, KKR Group Holdings Corp., and KKR Group Holdings L.P. and KKR Group Limited were liquidated (the “KKR Reorganization”). The KKR Reorganization did not involve any purchase or sale of securities of the Issuer.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) and (f).

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR 2006 Fund L.P., a Delaware limited partnership (“KKR 2006 Fund”);
(ii)	KKR Associates 2006 L.P., a Delaware limited partnership (“KKR Associates”);
(iii)	KKR 2006 GP LLC, a Delaware limited liability company (“KKR 2006 GP”);
(iv)	KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);
(v)	KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);
(vi)	KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);
(vii)	KKR & Co. Inc., a Delaware corporation (“KKR & Co.”);
(viii)	KKR Management LLC, a Delaware limited liability company (“KKR Management”);
(ix)	Henry R. Kravis, a United States citizen; and
(x)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (x) are collectively referred to herein as the “Reporting Persons”).

Birch Partners, LP (“Birch Partners”) directly owns all of the shares of Common Stock reported in this Schedule 13D.  Each of KKR 2006 Fund, OPERF Co-Investment LLC, KKR Partners III, L.P. and 8 North America Investor L.P. holds limited partner interests in Birch Partners and KKR 2006 Fund holds membership interests in Birch GP, LLC, the general partner of Birch Partners.

The general partner of KKR 2006 Fund is KKR Associates, and the general partner of KKR Associates is KKR 2006 GP.  The designated member of KKR 2006 GP is KKR Fund Holdings.  KKR Fund Holdings GP is a general partner of KKR Fund Holdings.  KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR & Co. is the sole shareholder of KKR Group Holdings.  KKR Management is the  controlling shareholder of KKR & Co. Messrs. Kravis and Roberts are the designated members of KKR Management.

Each of Messrs. Kravis, Roberts, William J. Janetschek and David J. Sorkin is an executive officer of KKR 2006 GP.  Each of Messrs. Scott C. Nuttall, Joseph Y. Bae, Janetschek and Sorkin is a director of KKR Fund Holdings GP and KKR Group Holdings, and each of Messrs. Bae, Janetschek, Kravis, Nuttall, Roberts and Sorkin is an executive officer of KKR Group Holdings and KKR & Co. The directors of KKR & Co. (the “KKR Directors”) are listed on Annex A attached hereto.

Each of Messrs. Nuttall, Bae, Janetschek and Sorkin is a United States citizen.

(b)
The address of the business office of KKR 2006 Fund, KKR Associates, KKR 2006 GP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR & Co., KKR Management and Messrs. Kravis, Nuttall, Bae, Janetschek and Sorkin and the KKR Directors (other than Mr. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)
KKR 2006 Fund is principally engaged in the business of investing in other companies.  KKR Associates is principally engaged in the business of being the general partner of KKR 2006 Fund.  KKR 2006 GP is principally engaged in the business of being the general partner of KKR Associates.  Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Nuttall, Bae, Janetschek and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b).

The Reporting Persons beneficially own an aggregate of 17,920,892 shares of Common Stock, which are directly held by Birch Partners.  The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 48.5% of the outstanding shares of Common Stock.  The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 36,968,909 shares of Common Stock outstanding as of the close of business on September 5, 2018, as disclosed in the Merger Agreement (as defined below) attached as an exhibit to the Current Report on Form 8-K filed by the Issuer on September 10, 2018.  An aggregate of 8,960,446 shares of Common Stock held by Birch Partners, representing approximately 24.2% of the outstanding shares of Common Stock, is attributable to KKR 2006 Fund, KKR Partners III, L.P., OPERF Co-Investment LLC and 8 North America Investor L.P. as a result of their limited partner interests in Birch Partners and KKR 2006 Fund’s membership interests in Birch GP, LLC, the general partner of Birch Partners.

Each of KKR 2006 Fund (as holder of membership interests in Birch GP, LLC, the general partner of Birch Partners), KKR Associates (as the general partner of KKR 2006 Fund), KKR 2006 GP (as the general partner of KKR Associates), KKR Fund Holdings (as the designated member of KKR 2006 GP), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as a general partner of KKR Fund Holdings and the sole shareholder of KKR Fund Holdings GP), KKR & Co. (as the sole shareholder of KKR Group Holdings), KKR Management (as the controlling shareholder of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may be deemed to share voting and dispositive power with respect to any shares of Common Stock beneficially owned directly by Birch Partners, and each disclaims beneficial ownership of such shares of Common Stock.

To the knowledge of the Reporting Persons, none of Messrs. Nuttall, Bae, Janetschek or Sorkin beneficially owns any shares of Common Stock.  Any beneficial ownership of Common Stock by the KKR Directors is set forth on Annex A.

The members of Birch GP, LLC are KKR 2006 Fund and General Atlantic Partners 85, L.P.  The Reporting Persons, Birch Partners, Birch GP, LLC and General Atlantic Partners 85, L.P. and certain of its affiliates may each be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Birch Partners.  However, each such person disclaims membership in any such group.  Birch Partners, Birch GP, LLC and General Atlantic Partners 85, L.P. and certain of its affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

(c)
None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)
To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)	As described above in the Explanatory Note, KKR Group Holdings L.P. and KKR Group Limited are no longer reporting persons on this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented by the following:

Voting Agreement

On September 9, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Science Applications International Corporation (“SAIC”) and Raptors Merger Sub, Inc., a direct wholly owned subsidiary of SAIC (“Merger Sub”) pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger.

On the same date, as an inducement for SAIC to enter into the Merger Agreement, Birch Partners entered into a Voting Agreement (the “Voting Agreement”) with SAIC, the Issuer, and, for certain limited purposes therein, KKR 2006 Fund and certain of its affiliates (“KKR”) and General Atlantic Partners 85, L.P. and certain of if its affiliates (“GA”).

Subject to the terms and conditions therein, Birch Partners has agreed, among other things, to vote the 17,920,892 shares of Common Stock it owns (together with any additional shares of Common Stock acquired by Birch Partners after September 9, 2018, the “Covered Shares”) in favor of the adoption of the Merger Agreement to the fullest extent Birch Partners is permitted to do so under the existing Stockholders Agreement, as amended by the Stockholders Agreement Amendment (collectively, the “Amended Stockholders Agreement”).  Pursuant to the Amended Stockholders Agreement, Birch Partners is entitled to vote 30% of the total outstanding shares of Common Stock in favor of the adoption of the Merger Agreement.  In addition, under the Amended Stockholders Agreement, Birch Partners must vote its shares of Common Stock in excess of 30% of the total outstanding shares of Common Stock in the same manner as, and in the same proportion to, all shares of Common Stock voted by holders of Common Stock (excluding the votes of Birch Partners that represent up to 30% of all issued and outstanding shares of Common Stock).  Pursuant to the terms of the Voting Agreement, Birch Partners also agreed to provide an irrevocable proxy to SAIC to vote the Covered Shares in accordance with the Voting Agreement, and agreed, except for certain limited purposes described in the Voting Agreement, not to transfer any of the Covered Shares during the term of the Voting Agreement.  The Voting Agreement also provides that, until the Voting Agreement is terminated in accordance with its terms, Birch Partners, KKR and GA must not make or propose to the Issuer or any of its stockholders certain alternative acquisition proposals.

The Voting Agreement terminates upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) if the Issuer board of directors changes its recommendation to its stockholders to vote in favor of the Merger and (iv) if the Merger Agreement is amended without the prior written consent of Birch Partners which amendment either reduces the amount or changes the form of the merger consideration to be received by the Issuer stockholders or otherwise materially adversely affects Birch Partners.

The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit E	Joint Filing Agreement, dated as of September 11, 2018, by and among the Reporting Persons.

Exhibit F
Voting Agreement, dated as of September 9, 2018, among Science Applications International Corporation, Engility Holdings, Inc., Birch Partners LP, and for the limited purposes set forth therein, KKR 2006 Fund L.P. and certain of its affiliates and General Atlantic Partners 85, L.P. and certain of its affiliates (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 10, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 11, 2018

KKR 2006 FUND, L.P.

By: KKR Associates 2006 L.P., its general partner

By: KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES 2006 L.P.

By: KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS L.P.

By: KKR Group Holdings Corp., a general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation

Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.

David C. Drummond	Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

John B. Hess	Chief Executive Officer of Hess Corporation

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Former Chief Executive Officer of Alcatel-Lucent

Thomas M. Schoewe	Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Robert W. Scully	Former Member, Office of the Chairman of Morgan Stanley

To the best knowledge of the Reporting Persons, none of the persons listed above beneficially owns any Common Stock of the Issuer.